UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

Shinhan Financial Group ———————————————————————————————————
(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issuance of 2 year USD Fixed Rate Notes by Shinhan Bank

On June 8, 2005, Shinhan Bank, one of our major banking subsidiaries, decided issue Fixed Rate Notes (the “Notes”) in the aggregate principal amount of USD
50,000,000.  The Notes are scheduled to be issued on June 15, 2005.  The following is a detailed summary of terms and conditions of the issuance of the
Notes.

1. Issuer         : Shinhan Bank
2. Issue Amount         : USD 50,000,000
3. Trade Date         : June 8, 2005
4. Issue Date          : June 15, 2005
5. Maturity Date : June 15, 2007
6. Put/Call Option : None
7. Coupon         : 4%, payable semiannually
8. Issue Price         : 99.80%
9. Redemption Price : 100.00%
10. Dealer         : BNP Paribas

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group

Date: June 9, 2005	By:	/s/ Byung Jae Cho
	Name:	Byung Jae Cho
	Title:	Chief Financial Officer